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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*
                          (Amendment No. ___________)*


                           Universal Self Care, Inc.
                                (Name of Issuer)

                    Common Stock par value $.0001 per share
                         (Title of Class of Securities)

                                  913829 10 7
                                 (CUSIP Number)

            Fred Kassner, 69 Spring Street, Ramsey, New Jersey 07446
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    4/30/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      913829 10 7                         Page 2 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Liberty Travel, Inc.  13-2625933

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   410,000
        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    410,000
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        410,000

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                     ------------------------------
CUSIP No. 913829 10 7                              Page 3 of 8 Pages
-----------------------------                     ------------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            ??/??/??

                                                         By:  /s/ ??????????????
                                                              ??????????????????

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      913829 10 7                         Page 4 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Fred Kassner  ###-##-####

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,034,655
        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    1,034,655
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,034,655

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                     ------------------------------
CUSIP No. 913829 10 7                              Page 4 of 8 Pages
-----------------------------                     ------------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            ??/??/??

                                                         By:  /s/ ??????????????
                                                              ??????????????????

                                                              PAGE   OF    PAGES

ITEM 1.   SECURITY AND ISSUER

         THIS SCHEDULE 13D IS FILED ON BEHALF OF FRED KASSNER, AN INDIVIDUAL, AND LIBERTY TRAVEL, INC., A NEW YORK CORPORATION ("LIBERTY"). MR. KASSNER AND LIBERTY ARE COLLECTIVELY REFERRED TO AS THE "REPORTING PERSONS". THIS SCHEDULE 13D IS FILED WITH THE SECURITY AND EXCHANGE COMMISSION ("SEC") WITH RESPECT TO THE COMMON STOCK OF UNIVERSAL SELF CARE, INC. ("COMMON STOCK") A DELAWARE CORPORATION. THE PRINCIPAL OFFICE OF THE COMPANY IS 13715 BURBANK BOULEVARD, VAN NUYS, CALIFORNIA 91401. IN ADDITION TO THE COMMON STOCK, THERE ARE THREE TYPES OF WARRANTS: CLASS A WARRANTS AND CLASS C WARRANTS, WHICH ARE CONVERTIBLE INTO ONE SHARE OF COMMON STOCK EACH, AND CLASS B. WARRANTS, WHICH ARE CONVERTIBLE INTO ONE COMMON SHARE AND ONE A WARRANT.

ITEM 2 .  IDENTITY AND BACKGROUND

         THIS STATEMENT IS BEING FILED ON BEHALF OF LIBERTY TRAVEL, INC. ("LTI") AND FRED KASSNER.

         LTI IS A CORPORATION ORGANIZED IN NEW YORK. LTI'S PRINCIPAL BUSINESS IS THE OPERATION OF RETAIL TRAVEL AGENCIES. THE ADDRESS OF LTI'S PRINCIPAL BUSINESS AND PRINCIPAL OFFICE IS 69 SPRING STREET, RAMSEY, NEW JERSEY 07446.

         MR. KASSNER IS CHAIRMAN OF LTI. MR. KASSNER'S BUSINESS ADDRESS IS 69 SPRING STREET, RAMSEY, NJ 07446. MR. KASSNER IS PRINCIPALLY EMPLOYED BY LIBGO TRAVEL, INC. A WHOLESALE AND RETAIL TRAVEL BUSINESS WITH PRINCIPAL OFFICES AT 69 SPRING STREET, RAMSEY, NJ 07446.

         DURING THE LAST FIVE YEARS, NEITHER LTI NOR KASSNER HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

         DURING THE LAST FIVE YEARS, NEITHER LTI NOR KASSNER HAS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION, AND NEITHER LTI NOR KASSNER WAS OR IS AS A RESULT OF ANY SUCH PROCEEDING SUBJECT TO A JUDGMENT, DECREE, OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATIONS WITH RESPECT TO SUCH LAWS.

         MR. KASSNER IS A UNITED STATES CITIZEN.

                                                              PAGE   OF    PAGES

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         MR. KASSNER HAS FINANCED ALL OF THE COSTS AND EXPENSES OF THE ACQUISITION OF SHARES AND WARRANTS FROM PERSONAL FUNDS, AND AS DESCRIBED IN ITEM 5.

         THE SOURCE OF FUNDS USED BY LTI IN ACQUIRING, FROM 2/27/96 TO 3/11/96, THE 410,000 COMMON SHARES OF ISSUER BENEFICIALLY OWNED BY LTI, WAS THE WORKING CAPITAL OF LTI.

ITEM 4.   PURPOSE OF TRANSACTION

         EACH OF LTI AND MR. KASSNER HAS ACQUIRED THE COMMON STOCK, AND IN THE CASE OF MR. KASSNER, HE HAS ACQUIRED THE A, B AND C WARRANTS, FOR INVESTMENT PURPOSES.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         LTI:

                  LTI OWNS BENEFICIALLY, WITH BOTH SOLE VOTING AND INVESTMENT POWER, 360,000 SHARES OF COMMON STOCK, CONSTITUTING 4.56% THEREOF, WHICH WERE ACQUIRED ON THE OVER-THE-COUNTER MARKET AT A AVERAGE PRICE OF $3.00 PER SHARE IN ACCORDANCE WITH THE FOLLOWING SCHEDULE:

         NO OF SHARES           DATE ACQUIRED(SOLD)         PRICE PER SHARE

           65,000                   2/27/96                      3
           50,000                   2/28/96                      3
           45,000                   2/28/96                      3
          130,000                   3/06/96                      3
          120,000                   3/11/96                      3
          (50,000)                 (3/12/97)                     3 7/16

                                                              PAGE   OF   PAGES

         FRED KASSNER:

                  FRED KASSNER OWNS BENEFICIALLY 1,004,655 SHARES OF COMMON STOCK, CONSTITUTING 12.7% THEREOF, AND 380,155 CLASS A WARRANTS OF ISSUER. MR. KASSNER PURCHASED 617,000 COMMON SHARES, AND SOLD 250,000 OF SUCH SHARES ON THE OVER-THE-COUNTER MARKET, AT A AVERAGE PURCHASE PRICE OF $2.15813 PER SHARE AND AT A AVERAGE SELLING PRICE $2.56625 PER SHARE, IN ACCORDANCE WITH THE FOLLOWING
SCHEDULE:

      NO. OF SHARES           DATE ACQUIRED (OR SOLD)            PRICE PER SHARE
      -------------           -----------------------            ---------------
      25,000                  11/17/94                           2 11/16
      15,000                  11/22/94                           2 15/16
      (25,000)                (12/12/94)                         2 1/8
      15,000                  1/12/95                            2 1/32
      5,000                   1/13/95                            2 1/32
      50,000                  5/23/95                            2
      50,000                  6/6/95                             2 1/8
      100,000                 6/8/95                             2 1/16
      (150,000)               (6/27/95)                          2 1/2
      (35,000)                (7/25/95)                          3 1/16
      45,000                  7/31/95                            3 1/16
      40,000                  10/27/95                           2 5/8
      (40,000)                (11/3/95)                          2 21/32
      130,000                 3/29/96                            2 7/8
      12,000                  4/3/96                             2 7/8
      130,000                 4/26/96                            2 13/14
      (30,000)                (3/12/97)                         (3 7/16)

         MR. KASSNER ALSO PURCHASED 5000 UNITS IN THE USCI INITIAL PUBLIC OFFERING IN APRIL, 1992 THE PURCHASE PRICE OF EACH UNIT WAS 9 1/8, AND CONSISTED OF 3 SHARES OF COMMON STOCK, 2 CLASS A WARRANTS AND 1 CLASS B WARRANT. MR. KASSNER SOLD THE 15,000 SHARES OF COMMON STOCK RECEIVED IN THE I.P.O. AT 3 1/8 IN JUNE, 1994.

         IN APRIL, 1995 AND JULY, 1995, MR. KASSNER MADE LOANS TO THE ISSUER IN THE AMOUNT OF $1,000,000 AND $2,000,000, RESPECTIVELY. IN CONSIDERATION FOR MAKING THE $1,000,000 LOANS, MR. KASSNER RECEIVED 150,000 CLASS C WARRANTS CONVERTIBLE INTO 150,000 COMMON SHARES AND EXERCISABLE AT A PURCHASE PRICE OF $1.00 PER SHARE, AND IN CONSIDERATION FOR MAKING THE $2,000,000 LOAN, MR. KASSNER RECEIVED 300,000 CLASS C WARRANTS CONVERTIBLE INTO 300,000 COMMON SHARES AND EXERCISABLE AT A PURCHASE PRICE OF $1.00 PER SHARE. ON APRIL 30, 1996, MR. KASSNER EXERCISED ALL HIS CLASS C WARRANTS AND CONVERTED THEM INTO 450,000 SHARES OF COMMON STOCK OF ISSUER. THE EXERCISE PRICE WAS PAID BY A $450,000 REDUCTION IN ISSUER'S DEBT TO MR. KASSNER.

                                                             PAGE    OF    PAGES

         AS OF 4/30/96, MR. KASSNER EXERCISED 217,655 CLASS B WARRANTS, WHICH WERE CONVERTIBLE INTO 217,655 SHARES OF COMMON STOCK AND 217,655 CLASS A WARRANTS; THE TOTAL EXERCISE PRICE OF $326,482.50 WAS PAID BY FURTHER REDUCTION IN ISSUER'S $2,000,000 DEBT TO MR. KASSNER. ON NOVEMBER 14, 1996, MR. KASSNER PURCHASED 62,500 CLASS A WARRANTS AT A PURCHASE PRICE OF 29/32 PER WARRANT AND ON DECEMBER 18, 1996 MR. KASSNER PURCHASED 100,000 CLASS A WARRANTS AT A PURCHASE PRICE OF 1 1/32 PER WARRANT.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         THERE ARE CURRENTLY NO CONTRACT, ARRANGEMENTS OR UNDERSTANDINGS WITH ANY PERSON WITH RESPECT TO ANY SECURITIES.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         (A) JOINT FILING AGREEMENTS BY AND AMONG LIBERTY TRAVEL, INC. AND FRED KASSNER PURSUANT TO RULE 13D-1(F).

         SIGNATURES

         AFTER REASONABLE INQUIRY, AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

         DATED:  JUNE 4,   1997                 ____________________________
                                                FRED KASSNER


                                                LIBERTY TRAVEL, INC.


                                                ----------------------------
                                                FRED KASSNER

                             JOINT FILING AGREEMENT

         IN ACCORDANCE WITH RULE 13D-1(F) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE PERSONS NAMED BELOW AGREE TO THE JOINT FILING ON BEHALF OF EACH OF THEM OF A STATEMENT ON SCHEDULE 13D (INCLUDING AMENDMENTS THERETO) WITH RESPECT TO THE COMMON STOCK OF UNIVERSAL SELF CARE, INC. AND FURTHER AGREE THAT THIS JOINT FILING AGREEMENT BE INCLUDED AS AN EXHIBIT TO SUCH JOINT FILING.

         IN EVIDENCE THEREOF THE UNDERSIGNED, BEING DULY AUTHORIZED, HEREBY EXECUTE THIS AGREEMENT AS OF THE 4TH DAY OF JUNE, 1996.

                                              LIBERTY TRAVEL, INC.

                                              ___________________________
                                              FRED KASSNER
                                              CHAIRMAN

                                              ___________________________
                                              FRED KASSNER